09043042

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-08 (MM/DD/YY) AND ENDING 09-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. C[illegible] (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim 11/24/09

Signature

Chief Compliance Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
This 24 day of November, 2009
By Robert Lim
Proved to me on the basis of satisfactory evidence
to be the person who appeared before me

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
My Comm. Expires Jan 5, 2011

Delfina A. Klein

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition as of the fiscal year ended September 30, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 24, 2009

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2009

Assets	
Cash and cash equivalents	$ 1,242,387
Commissions receivable	20,336
Deposits and prepaid expenses	119,140
Total assets	$ 1,381,863
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 86,999
Income taxes payable	970
Due to affiliates and parent	90,582
Total liabilities	178,551
Commitments and Contingencies (Note 7)	
Stockholder's Equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	2,005,169
Accumulated deficit	(901,857)
Total stockholder's equity	1,203,312
Total Liabilities and Stockholder's Equity	$ 1,381,863

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations. Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company has an agreement with an independent third party broker-dealer whereby the broker-dealer clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Risks and Uncertainties. When the fiscal year ending September 30, 2009 ("fiscal year 2009") began, global markets were experiencing unprecedented volatility, and, although the financial markets began to show stabilization and improvement as the fiscal year came to an end, an uncertain business climate is forecast for the foreseeable future. Market conditions resulted in a significant reduction in the Company's activities, which directly impacted the Company's revenue and net income. Continued volatility in the global financial markets could also significantly affect the estimates, judgments, and assumptions used in the preparation of the Company's financial statements.

2. Significant Accounting Policies

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 24, 2009, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents include demand deposits with bank and other highly liquid investments, including money market funds, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Income Taxes. The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate New York state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis, the valuation allowance were released, the release of such valuation allowance would be reflected in the Company's statement of operations

in the year of release. Consistent with the Agreement, upon release of the valuation allowance, the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Standards

Accounting Standards Adopted During Fiscal Year 2009. The Company adopted the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification (the "Codification"), which is now the single source of authoritative U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature not included in the Codification became nonauthoritative. As the Codification does not change U.S. GAAP, the adoption of the Codification had no impact on the Company's consolidated financial statements.

The Company adopted a new FASB standard that requires disclosures about fair value of financial instruments for interim reporting periods and requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. The adoption of the standard had no financial impact on the Company's consolidated financial statements. The Company has applied the disclosure requirements of the standard on a prospective basis.

4. Cash and Cash Equivalents

The following is a summary of cash and cash equivalents at September 30, 2009:

		Amount
Demand deposits with bank	$	197,387
Sponsored money market funds		1,045,000
Total cash and cash equivalents	$	1,242,387

The Company periodically reviews concentrations and credit exposures from significant counterparties. Sponsored money market funds are held with affiliates.

5. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. In periods of recognizing tax benefits of net operating losses, the Company will then apply the tax sharing agreement and adjust to deferred tax assets and liabilities and shareholder's equity, as necessary.

During fiscal year 2009, the Company recognized a deferred tax benefit related to accrued employee benefits of $4,396, which was offset by a valuation allowance increase of a similar amount, resulting in no deferred tax benefit for the period.

The major components of the net deferred tax liability as of September 30, 2009 were as follows:

	Amount
Deferred taxes	
State net operating loss carry-forward	$ 171,502
Deferred compensation and employee benefits	12,653
Total deferred tax assets	184,155
Valuation allowance	(182,422)
Deferred tax assets, net of valuation allowance	1,733
Accrued employee benefits	1,733
Total deferred tax liabilities	1,733
Net deferred tax liability	$ -

At September 30, 2009, there were approximately $3.1 million in federal net operating loss carry-forwards expiring between 2022 and 2029. The tax impact of those loss carry-forwards is approximately $1.1 million and is fully offset by a valuation allowance. The Company has not realized the federal net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years. The Company maintains memorandum accounting for its federal net operating loss carry-forwards. Of the $3.1 million federal net operating loss carry-forwards, $2.3 million has been utilized from Franklin for memorandum accounting purposes.

At September 30, 2009, there were approximately $3.1 million in New York net operating loss carry-forwards expiring between 2022 and 2029. The tax impact of those loss carry-forwards is approximately $171,502 and is fully offset by a valuation allowance. The Company has not realized the New York net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

6. Liabilities Subordinated to Claims of General Creditors

For fiscal year 2009, the Company did not have any liabilities subordinated to claims of general creditors.

7. Commitments and Contingencies

Transactions with Customers. As part of its agreement with the Company, the clearing broker extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of and for fiscal year 2009, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Off-Balance Sheet Financial Contingency. The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities; the clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitment wherein the clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Legal Proceedings. From time to time, the Company may be named as a defendant in litigation related to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, or results of operations.

8. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Amended and Restated Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

9. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are reflected through intercompany accounts. Amounts due to affiliates and parent relate to these transactions.

Franklin has agreed to continue to provide the financial support necessary to finance the Company's operations.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2009, the Company had net capital of $1,140,936, which was $1,090,936 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .16 to 1.